UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SMITHFIELD FOODS, INC.
(Name of Issuer)

Common Stock, Par Value $0.50 per share
(Title of Class of Securities)

832248 10 8
(CUSIP Number)

Michael Mayberry Associate General Counsel Continental Grain Company 277 Park Avenue New York, NY 10172 Tel. No.: (212) 207-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON OR Continental Grain Company (f/k/a ContiGroup Companies, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,052,099
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,052,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,052,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON OR Arlon Opportunities Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 130,811
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 130,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON OR Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,953
	8	SHARED VOTING POWER 8,052,099
	9	SOLE DISPOSITIVE POWER 277,953
	10	SHARED DISPOSITIVE POWER 8,052,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,330,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON OR Charles Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 8,088,200
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 8,088,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON OR Celine Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,101
	8	SHARED VOTING POWER 25,500
	9	SOLE DISPOSITIVE POWER 36,101
	10	SHARED DISPOSITIVE POWER 25,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 7 of 11 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008, Amendment No. 3 thereto filed on March 4, 2008, Amendment No. 4 thereto filed on October 30, 2008, Amendment No. 5 thereto filed on September 18, 2009 and Amendment No. 6 thereto filed on June 16, 2010 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).
Item 1.    Security and Issuer.
No material change.
Item 2.    Identity and Background.
This Item 2 is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i)  Continental Grain Company, a Delaware Corporation (“CGC”);
(ii) Arlon Opportunities Master LP, a Delaware limited partnership (“AOM”);
(iii) Paul J. Fribourg, a natural person and citizen of the United States (“Mr. Paul Fribourg” or “PJF”);
(iv) Charles A. Fribourg, a natural person and citizen of the United States; and
(v) Celine Fribourg, a natural person and citizen of France.

The principal business of CGC is agribusiness and to make investments.  The principal business of AOM is to make investments.  CGC is the managing member of Arlon Opportunities Investors GP LLC, the general partner of AOM and directly and through one of its subsidiaries holds a majority interest in AOM.  Mr. Paul Fribourg is the Chairman, Chief Executive Officer and President of CGC. Mr. Charles A. Fribourg is a director of CGC and Directeur General of Arlon Group (Europe) S.A. (formerly, Finagrain S.A.), a subsidiary of CGC.  Mrs. Celine Fribourg is the spouse of Mr. Charles A. Fribourg.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 277 Park Avenue, New York, NY 10172.  Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Michael J. Zimmerman	Vice Chairman
Frank W. Baier	Executive Vice President and Chief Financial Officer
Teresa E. McCaslin	Executive Vice President
David A. Tanner	Executive Vice President
Charles A. Fribourg	Director and Directeur General, Arlon Group S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
Henry Kissinger	Director
James Wolfensohn	Director
Alan Fishman	Director
Jim D. Manzi	Director

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 8 of 11 Pages

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
No material change.
Item 4.    Purpose of Transaction.
This Item 4 is hereby amended and supplemented to add the following at the end of such section:

“On March 7, 2013, CGC sent a memorandum to the Issuer's board of directors regarding, among other things, the Issuer’s business, management, financial condition and the desirability of retaining independent advisors to explore various alternatives described in the memorandum to enhance shareholder value.  That memorandum is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 4 as if set out herein in full. Representatives of the Reporting Persons may discuss with the Issuer’s management, board of directors, stockholders and other interested parties, matters relating to the Issuer and the items set forth in the memorandum and other related matters.  Such discussions may include specific recommendations regarding the Issuer’s business, operations, governance, board composition, management, financial condition and opportunities or strategic alternatives that may be available to the Issuer to enhance shareholder value.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their beneficial or economic holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.”

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 138,696,747 shares of Common Stock outstanding as of November 29, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2012.

AOM owns 130,811 shares of Common Stock (approximately 0.09% of the total shares of Common Stock outstanding). AOM has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 130,811 shares of Common Stock.

CGC beneficially owns 8,052,099 shares of Common Stock (approximately 5.81% of the total number of shares of Common Stock outstanding). CGC has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 8,052,099 shares of Common Stock. The 8,052,099 shares of Common Stock includes the 130,811 shares directly owned by AOM. CGC may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by AOM by virtue of being the managing member of the general partner of AOM and directly and through one of its subsidiaries holds a majority interest in AOM.

Mr. Paul Fribourg directly owns 277,953 shares of Common Stock (approximately 0.20% of the total number of shares of Common Stock outstanding). Mr. Paul Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 277,953 shares of Common Stock. Of these shares of Common Stock, 11,293 are phantom shares of the Issuer. The phantom stock is payable in shares of Common Stock during the ten years following Mr. Paul Fribourg’s termination as a director of the Issuer. Mr. Paul Fribourg has the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 9 of 11 Pages

Mr. Paul Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOM by virtue of being the Chairman, Chief Executive Officer and President of CGC. In addition, Mr. Paul Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Paul Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Paul Fribourg may be deemed to beneficially own the shares directly owned by CGC.

Mr. Paul Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and AOM except to the extent of his pecuniary interest.

Mr. Charles A. Fribourg personally owns 25,500 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 25,500 shares of Common Stock.  Mr. Charles A. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOM by virtue of being a director of CGC.  He is also one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  He may also be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by his spouse, Mrs. Celine Fribourg.  Mr. Charles A Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC, AOM and Mrs. Celine Fribourg except to the extent of his pecuniary interest.

Mrs. Celine Fribourg personally owns 36,101 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  She has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 36,101 shares of Common Stock.  Mrs. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by her spouse, Mr. Charles A. Fribourg.   Mrs. Celine Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mr. Charles A. Fribourg except to the extent of her pecuniary interest.

Mr. Zimmerman beneficially owns 11,678 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Zimmerman has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 8,391,653 shares of Common Stock (approximately 6.05% of the total number of shares of Common Stock outstanding).

The following table sets forth all transactions with respect to the shares of Common Stock effected by any of the Reporting Persons within the last 60 days.  All such transactions were effected in the open market.

			Total	Average Price
Entity	Trade Date	Transaction	Shares	Per Share $
Continental Grain Company	1/7/2013	Sold	45,000	22.9926
Continental Grain Company	1/8/2013	Sold	45,000	22.9413
Continental Grain Company	1/9/2013	Sold	45,000	22.7896
Continental Grain Company	1/10/2013	Sold	45,000	22.8020
Continental Grain Company	1/11/2013	Sold	45,000	22.5791
Continental Grain Company	1/14/2013	Sold	45,000	22.6567
Continental Grain Company	1/15/2013	Sold	45,000	22.8079
Continental Grain Company	1/16/2013	Sold	45,000	22.8130
Continental Grain Company	1/17/2013	Sold	35,000	23.0201
Arlon Opportunities Master LP	3/1/2013	Sold	117	22.0800
Arlon Opportunities Master LP	3/1/2013	Bought	117	22.0800
Continental Grain Company	3/5/2013	Sold	439,099	22.5047
Continental Grain Company	3/6/2013	Sold	315,000	22.3883
Continental Grain Company	3/7/2013	Sold	417,000	24.1940

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 10 of 11 Pages

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, by and between the Reporting Persons (replaces previously filed exhibit).

Exhibit 99.1:	Memorandum to the Board of Directors of Smithfield Foods, Inc., sent from Continental Grain Company, dated March 7, 2013.

CUSIP No. 832248 10 8	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2013

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES MASTER LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Celine Fribourg
Celine Fribourg